EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended

	September 26,	September 27,
	2003	2002

	(In millions, except ratios)
Earnings:

Net Income	$26.0	$19.9

Plus: Income taxes	12.8	10.3

Fixed charges	8.0	7.5

Amortization of capitalized interest	—	—

Less: Interest capitalized during the period	—	—

Undistributed earnings in equity investments	—	—

	$46.8	$37.7

Fixed Charges:

Interest expense	$6.3	$5.7

Plus: Interest capitalized during the period	—	—

Interest portion of rental expense	1.7	1.8

	$8.0	$7.5

Ratio of Earnings to Fixed Charges	5.85	5.03